PEARSON

RECEIVED

2009 FEB -4 A 7:04

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
[redacted]

BEST AVAILABLE COPY

09045265

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

23 January 2009

SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

12 January	Winnie the Pooh makes a welcome return in first authorised sequel....
19 January	Pearson Trading Statement
19 January	Director Declaration
21 January	Director Shareholding
23 January	Director/PDMR Shareholding

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

PROCESSED
FEB 1 0 2009
THOMSON REUTERS

Stephen Jones
Deputy Secretary

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RECEIVED

2009 FEB -4 A 7:04

Winnie the Pooh makes a welcome return in first authorized sequel to *The House at Pooh Corner* on October 5th

12 January 2009

PENGUIN YOUNG READERS GROUP (USA) TO PUBLISH *RETURN TO THE HUNDRED ACRE WOOD*

New York, NY (January 9, 2009) - It was announced today that Dutton Children's Books, an imprint of Penguin Young Readers Group (USA), will publish the first authorized sequel to A.A. Milne's *Winnie-the-Pooh* and *The House At Pooh Corner* entitled *Return to the Hundred Acre Wood* to be released October 5th, 2009. Egmont Publishing will publish the book simultaneously in the UK.

Michael Brown, for the Trustees of the Pooh Properties, who manage the affairs of the A. A. Milne and E.H. Shepard Estates said, "We have been hoping for a good many years that we might one day be able to offer the world a sequel which would do justice to the original Winnie-the-Pooh stories. The original books were one of the greatest celebrations of childhood in any language, but we believe that David Benedictus and Mark Burgess have captured the spirit and quality of those original books. We hope that the many millions of Pooh enthusiasts and readers around the world will embrace and cherish these new stories as if they had just emerged from the pen of A. A. Milne himself."

Don Weisberg, President of Penguin's Young Readers Group commented, "Winnie the Pooh and Christopher Robin are an integral part of so many children's reading experience. We are privileged to be part of this adventure to bring new tales to a generation of young people in the United States."

David Benedictus's manuscript was inspired by his familiarity with Winnie-the-Pooh's adventures after having worked on Audio CD adaptations of previous Winnie-the-Pooh stories, David has collaborated with illustrator Mark Burgess to create what is sure to become another treasured Winnie-the-Pooh book.

Author David Benedictus is delighted to be working on this exciting new project:

"It's an honour to have my sequel to the original stories approved by the Pooh Trustees. I hope that the new book will both complement and maintain Milne's idea that whatever happens, a little boy and his Bear will always be playing."

Notes to the press

Writer **David Benedictus** adapted and produced the audio adaptations of Winnie-the-Pooh starring Dame Judi Dench, Stephen Fry and Jane Horrocks. His second novel was filmed by Francis Ford Coppola. He has worked as assistant to Trevor Nunn at the RSC, was Commissioning Editor for Drama series at Channel 4, and ran The Book At Bedtime for BBC Radio.

Illustrator Mark Burgess has illustrated countless classic children's characters including Paddington Bear and Winnie-the-Pooh. He also designs greetings cards, web sites, animations and special warm places for his cat to sleep.

Dutton Children's Books is one of the oldest continually operating children's book publishers in the United States. Established more than 150 years ago, the imprint publishes approximately 75 hardcover titles each year, for children from preschool through high school. Dutton is home to such perennial classics as Winnie-the-Pooh, Judy Blume's Fudge novels, Newbery Award-winners such as *The Westing Game* and *My Side of the Mountain*, and Caldecott winners and honor books including *Rapunzel* by Paul O. Zelinsky.

Winnie-the-Pooh was first published in 1926 and is currently available in 50 languages around the world.

Return to the Hundred Acre Wood is also expected to be available in 50 languages around the world.

Michael Brown, Don Weisberg and David Benedictus are available for interviews.

Media contact
Shanta Newlin
Director of Publicity
Penguin Young Readers Group
212-414-3630
Shanta.newlin@us.penguingroup.com

Penguin Group (USA) is the U.S. affiliate of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks including Berkley Books, Dutton, Frederick Warne, G. P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Puffin Books, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson (FTSE: PSON; NYSE: PSO). Pearson is an international media company with market leading businesses in education, business information and consumer publishing. For more information, visit www.pearson.com.

For more information:

Pearson Trading Statement
19 January 2009

Pearson is today providing its regular January trading update ahead of announcing its preliminary results for 2008 on 2 March 2009.

We will report good growth and continued progress on our financial goals for 2008, despite the worsening macroeconomic environment. Trading conditions were more difficult in some of our markets in the fourth quarter, but all of our businesses achieved or exceeded our guidance for 2008. We also benefited from the strength of the US dollar against sterling* and a lower tax rate.

As a result, we now expect to report headline earnings growth of around 20% for 2008 (against adjusted EPS of 46.7p in 2007), ahead of the consensus of market expectations (approximately 51p, according to Reuters and Bloomberg).

Marjorie Scardino, chief executive, said: "We are naturally cautious about the economic environment, but we take confidence from our performance in 2008. It provides evidence that our strategy for long-term, sustainable growth is working. Some of our markets will be tough this year and we are managing the company accordingly. But that strategy, our record of investment and our resilience will enable us to take full advantage of the opportunities this environment gives us to build our business and gain share."

Our education business finished the year ahead of our expectations, with good growth in our testing businesses and particular strength in US Higher Education and International Education. These have more than offset some weakness in the US School publishing market caused by pressure on state budgets. Penguin also performed well, in line with our expectations, in a slower holiday trading season for the overall books market. FT Publishing has produced good sales and profit growth despite the slowdown in the advertising market in the fourth quarter, and Interactive Data will report its Q4 performance and full-year results on 19 February 2009.

We expect our effective tax rate to be around the low end of our previous guidance of 27-29%.

Looking ahead to 2009, we are planning on the basis that the worldwide economic environment will be tough and that trading conditions will continue to be challenging in some of our markets. However, we expect the company to prove durable once again thanks to the strength and breadth of our education business, Penguin's consistent publishing performance and the FT Group's shift towards subscription and content revenues.

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith
+ 44 (0)20 7010 2310

** Pearson generates approximately 60% of its sales in US dollars and each 5c move in the average £:$ exchange rate for the year as a whole increases or decreases our adjusted earnings by approximately 1p per share. The average £:$ exchange rate for 2008 was £1: $1.85, against £1: $2.00 for 2007, and the closing rate at the year end was £1: $1.44.*

Click here to download a PDF of this press release.

SON PLC

for Appointment

PEARSON PLC
(the "Company")

Director Appointment

The Company has been notifed that Patrick Cescau has accepted an external appointment as a non-executive director of Tesco plc with effect from 1 February 2009.

Click here to download a PDF of this press release.

[illegible] OF DIRECTORS, PERS[illegible] [illegible]TY OR CONNECTED PERSONS

[illegible]

[illegible]

[illegible]

Please complete all relevant boxes in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to [illegible] DR 3.1.4R(1)(a); or (ii) DR [illegible] in accordance with section [illegible] as extended by section 328 of the [illegible] Act 1985; or (iii) both (i) and (ii) **BOTH [illegible]**
3.	Name of *person discharging managerial responsibilities*/*director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities*/*director* named in 3 and identify the connected person **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest **HOLDING**	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITORY RECEIPTS (ADRs)**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO**	8.	State the nature of the transaction **PURCHASE THROUGH U.S. EMPLOYEE STOCK PURCHASE PLAN**
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired 958	10.	Percentage of issued *class* acquired (treasury *shares* of that *class* should not be taken into account when calculating percentage) 0.00012 %

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITORY RECEIPTS (ADRs)**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO**	8.	State the nature of the transaction **PURCHASE THROUGH U.S. EMPLOYEE STOCK PURCHASE PLAN**
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired **955**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00012%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction $8.1090	14.	Date and place of transaction 31 December 2008 USA
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 632,755 0.07826%	16.	Date issuer informed of transaction 20 January 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification ___21 January 2009__________________________________

Director/PDMR Shareholding

23 January 2009

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The Financial Services Authority recently clarified the disclosure obligations for PDMRs who grant security over their shareholdings.

Dame Marjorie Scardino informed the board on 9 December 2008 that between March 2006 and May 2008 she granted security to HSBC over part of her holding in Pearson ordinary shares, along with a range of other assets, to secure personal borrowings.

At the close of business on 22 January 2009, this arrangement covered 216,668 shares representing less than 0.03% of the total number of Pearson ordinary shares in issue. As of today, her total shareholding in Pearson was 632,755 ordinary shares, equivalent to 0.070% of Pearson's issued share capital.

The voting and dividend rights relating to these shares have remained with Dame Marjorie at all times. She does not anticipate the security ever being realised, and she therefore expects to retain the full beneficial ownership of these shares.

ENDS

END